

Mail Stop 7010

January 24, 2007

Mr. Timothy Wadhams
Masco Corporation
21991 Van Born Road
Taylor, Michigan 48180

> **RE: Masco Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 2, 2006**
> **File No. 1-5794**

Dear Mr. Wadhams:

We have reviewed your response letter dated January 12, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2005

Note E. Investments, page 45

1. We have reviewed your response to our letter dated December 18, 2006. We note that, at December 31, 2005, you had an investment in 49 private equity funds that had a carrying value of $262 million and a net asset value of $243 million. We also note that the net asset value was not a market fair value and your statement that it was not practicable to estimate a fair market value.

    In accordance with paragraphs 8b and 9 of EITF 03-1, you may be required to estimate the fair value of your investments in private equity funds if an impairment indicator is present. We understand that your private equity funds typically have a minimum life of ten years to allow sufficient time to realize your investment strategy. However, we expect that you will fully evaluate an impairment indicator in the period in which it occurs and consider whether the cost of the investment is recoverable within a reasonable period of time. It would not be appropriate to assume that impairment indicators can automatically be overcome due to the ten year expected life of a given fund.

To the extent that you have investments in private equity funds that are in a loss position for which other-than-temporary impairments have not been recognized, we would expect that you would fully comply with the disclosure requirements of paragraph 21 of EITF 03-1, including disclosing the evidence that you considered in determining that an investment was not other-than-temporarily impaired. In addition, to the extent that certain cost method investments are not evaluated for impairment, such fact should be disclosed in accordance with paragraph 22 of EITF 03-1.

We further note that your proposed future disclosure contains a reference to net asset values reported by fund managers. Please either identify these experts or delete your references to them. We remind you that if you identify and refer to experts, you must include their consent.

Finally, we would expect that your liquidity section in future filings will be updated to include a more comprehensive discussion of your overall investment strategy and the reasons why you have chosen to invest in these private equity funds instead of more liquid securities.

Please confirm to us your intentions in this matter.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant